SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

TAX ID (CNPJ/MF) no. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Dear Shareholders,

We hereby present the managements’ proposal regarding to the matters of the agenda of the Extraordinary General Shareholders’ Meeting of the Company to be held, on first call, on May 18, 2010:

1. Merger of the totality of Shares issued by Shertis Empreendimentos e Participações S.A. by the Company

The Extraordinary General Shareholders’ Meeting of the Company called to be held, on first call, on May 18, 2010, will have as one of the matters of its agenda analyze, discuss and approve the Protocol and Justification of Merger of Shares related to the merger, by the Company, of the totality of shares issued by Shertis Empreendimentos e Participações S.A. (“Shertis”), enrolled with the CNPJ/MF under no. 11.039.942/0001-08 (“Merger of Shares”), which main asset corresponds to shares representing twenty per cent (20%) of the capital stock of Alphaville Urbanismo S.A. (“AUSA”).

With this regard, the management of the Company is favourable to:

(i) the ratification of the appointment of APSIS Consultoria Empresarial Ltda. (“APSIS”) to prepare the appraisal report of the totality of shares issued by Shertis, at book value, for purposes of Sections 226, 227 and under the terms of Section 8 of Law no. 6,404/76 (“Appraisal Report”);

(ii) the approval of the Appraisal Report prepared by APSIS, which will be available for the shareholders, as of the date hereof, at the Company’s headquarters, in the website of the Company (www.gafisa.com.br/ri), and in the websites of Brazilian Securities and Exchange Commission (www.cvm.gov.br) and BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br); and

(iii) the approval of the Merger of Shares, under the terms of the Protocol and Justification of Merger of Shares mentioned above, and the consequent increase of the capital stock of the Company, which shares will be subscribed by the managers of Shertis, on behalf of the its only shareholder, and paid in by the conveyance of the totality of shares issued by Shertis to the equity of the Company.

Pursuant to the terms of Section 14 of Rule CVM no. 481/09, are detailed (i) in the Exhibit I to this proposal the information related to the increase of the capital stock of the Company resulting from the Merger of Shares, if approved at the Extraordinary General Shareholders’ Meeting of the Company, and (ii) in the Exhibit II to this proposal the information regarding to APSIS, which is the company that the Company’s management recommends to prepare the Appraisal Report, which appointment and hiring will be submitted for the ratification by the shareholders of the Company at the Extraordinary General Shareholders’ Meeting.

2. Amendment to Article 5th of Company’s Bylaws.

In virtue of the Merger of Shares, we hereby propose the amendment to Article 5th of the Bylaws, which refers to the composition of the capital stock of the Company, so as to reflect such capital increase; however, the total number of shares, as well as the amount of the capital stock that will be included in such Article also depend on the following events which shall occur previously to the Extraordinary General Shareholders’ Meeting of the Company that will deliberate on the Merger of Shares: (i) possible exercise of stock options by the Beneficiaries of the Stock Option Plans of the Company; and (ii) the result of the deliberations of the Annual and Extraordinary General Shareholders’ Meetings of the Company, already called to April 27, 2010. Therefore, the complete new wording of such Article will only be known after the occurrence of the referred events. Nonetheless, the Exhibit III to this proposal contains the draft of the Bylaws containing the new partial wording marked up, without the number of shares and the amount of the capital stock, in virtue of the reasons mentioned above. The Exhibit III also contains the information about the reason and justification of the proposal and the analysis of its legal and economic effects, as applicable, according to Section 11 of Rule CVM no. 481/09.

3. Restate of Company’s Bylaws.

We hereby propose the approval of the restated Company’s Bylaws, pursuant to the Exhibit IV to this proposal, except for the pending information mentioned in item 2 above, which can not be confirmed yet.

EXHIBIT I

(according to Exhibit 14 of Rule CVM no. 481, dated December 17, 2009 [1])

1. Inform the amount of the capital increase and the new amount of the capital stock

Amount of capital increase: R$20,282,743.76

New capital stock: The amount of the new capital stock, in case of approval of the Merger of Shares (as defined in item 3 below), can not be estimated at the present moment, since its calculation depends necessarily on the resulting of the following events which shall occur previously to the Extraordinary General Shareholders’ Meeting of the Company that will deliberate on the Merger of Shares: (i) possible exercise of stock options by the Beneficiaries of the Stock Option Plans of the Company; and (ii) the result of the deliberations of the Annual and Extraordinary General Shareholders’ Meetings of the Company, already called to April 27, 2010. Therefore, the new amount of the capital stock will only be known after the occurrence of the referred events.

2.        Inform whether the capital increase will be performed by means of: (a) conversion of debentures into shares; (b) exercise of subscription rights or subscription bonds; (c) capitalization of profits or reserves; or (d) subscription of new shares

The capital increase will be performed by means of a subscription of new shares.

3. Explain, in details, the reason of capital increase and its legal and economic consequences

On October 2, 2006, the Company executed an Investment Agreement and Other Covenants (“Investment Agreement”), which established the rules and conditions for Company’s admission into the capital stock of Alphaville Urbanismo S.A. (“AUSA”), first with an equity participation corresponding to 60% (First Stage), to be increased to 80% in 2010 (Second Stage), and reaching 100% after 2011 (Third Stage).

For purposes of implementation of the Second Stage, were conducted independent economic and financial studies of AUSA, as provided for in the Investment Agreement, which resulted in the determination of the amount of R$126,489,500.00 for the equity portion corresponding to 20% of AUSA’s capital stock subject of the Second Stage. In furtherance to the Investment Agreement, it was considered the daily arithmetic mean (trading floor days) of the closing price at R$/ Company’s Share, in the period from January 28, 2010 to February 22, 2010, both dates inclusive, resulting in the issuance of 9,797,792 shares of the Company.

The managers of both the Company and Shertis Empreendimentos e Participações S.A., enrolled with the CNPJ/MF under no. 11.039.942/0001-08 (“Shertis”) have understood that the Second Stage should be carried out by means of a merger, by the Company, of the totality of shares issued by Shertis, which shall become Company’s wholly-owned subsidiary, pursuant to article 252 of Law no. 6,404, dated December 15, 1976 (“Merger of Shares”).

Shertis is a wholly-owned subsidiary of Alphaville Participações S.A. (“Alphapar”), and has, at the date hereof, as its main asset 23,069 shares issued by AUSA, corresponding to shares representing 20% of the capital stock of AUSA.

Therefore, both the shareholders of the Company and Shertis shall resolve, at an Extraordinary General Shareholders’ Meeting of each such company, on the Merger of Shares proposal. In case the Merger of Shares is approved, there will be the consequent increase of the capital stock of the Company pursuant to the terms of this Exhibit, with the pay in of the new shares to be issued by the conveyance of the totality of shares issued by Shertis to the equity of the Company.

[1] Items 6 and 7 of the Exhibit 14 of Rule CVM no. 481/09 which refer, respectively, to the capital increase by means of the capitalization of profits or reserves and the capital increase by means of the conversion of debentures into shares or by the exercise of subscription bonds, are not applicable to the present situation.

4. Provide a copy of the Opinion of the Fiscal Council, if applicable
The company provides at the date hereof the Opinion of the Fiscal Council issued on April 19, 2010.

5. In case of capital increase by means of subscription of shares
a. Describe the allocation of funds

As a result of the Merger of Shares, the shares to be issued in virtue of the capital increase will be paid in by means of the conveyance of the totality of shares representing the capital stock of Shertis to the Company, which will integrate its assets.

The Merger of Shares will cause an increase of the equity of the Company in the amount of R$21,902,489.00, corresponding to the book equity value of the shares issued by Shertis merged into the equity of the Company.

From the amount mentioned in the paragraph above, R$20,282,743.76 shall be allocated to pay in the Company’s capital stock increase, while the remaining amount, corresponding to R$1,619,745.24, shall be allocated to the capital reserve account, pursuant to article 182, § 1, ‘a’, of Law no. 6,404/76 (“Corporations Law”).

b. Inform the number of shares issued per class and type
The Company will issue 9,797,792 common shares, all registered, book-entry and without par value.

c. Describe rights, advantages and restrictions attributed to the shares to be issued

The common shares issued by the Company to be subscribed by the managers of Shertis, on behalf of its only shareholders, shall have the same rights given to Company’s common shares then outstanding and shall be fully entitled to all benefits, including dividends and capital remuneration to be declared by the Company as of the Extraordinary General Shareholders’ Meeting that approves the Merger of Shares.

According to the current Law and to the Bylaws of the Company, the shares issued by the Company have the following rights, advantages and restrictions:

Right to vote

Each share grants to its owner the right to one vote on resolutions at General Shareholders’ Meetings.

Right to receive dividends

Pursuant to the Corporations Law and the Bylaws of the Company, the owners of shares issued by the Company are entitled to receive dividends or other distributions related to such shares in the proportion of their equity participation in the capital stock. Under the terms of Article 36, § 2nd (b) of the Bylaws of the Company, from the balance of the net profits of the fiscal year, determined after the deductions set forth in the Bylaws and adjusted according to Article 202 of the Corporations Law, twenty-five per cent (25%) shall be allocated for the payment of compulsory dividends to all shareholders of the Company.

Rights on Capital Reimbursement

In case of winding up of the Company, the shareholders will receive the payments related to the reimbursement of capital in the proportion of their equity participation in the capital stock, after the payment of all Company’s obligations.

The shareholders who dissent from certain resolutions taken at General Shareholders’ Meetings could withdrawal from the Company, under the terms of the Corporations Law. For purposes of reimbursement, the value of the share will be determined based on the economic value of the Company, assessed by means of a valuation prepared by a specialized company appointed and chosen accordingly to Section 45 of the Corporations Law. The Board of Directors will be entitled to determine the triple list of qualified institutions to be presented to the General Shareholders’ Meeting of the Company for purposes of the assessment of the economic value of the Company.

Under the terms of Section 137 of the Corporations Law, the referred right of withdrawal shall not apply in case of dissent related to the amalgamation of the Company, its merger into other company, or the participation of the Company in a group of companies, since the Company’s shares have liquidity and market dispersion. According to Section 137, it is deemed to have liquidity when the share of that class and type is part of an index representative of a securities’ portfolio subject to trade in market, as defined by the Brazilian Securities Exchange Commission; and it is deemed to have market dispersion in case there is a controlling shareholder or controlling group, which owns less than a half of the corresponding class or type of share.

With respect to the preemptive right for the subscription of shares, debentures convertible into shares and subscription bonds, the Company’s Bylaws provides that the Company might reduce or exclude the term for the exercise of the preemptive right with regard to shares, debentures convertible into shares or subscription bonds, which issuance is made by means of sale in stock exchange, public subscription or exchange for shares in a compulsory public tender offer of acquisition of control pursuant the terms of Articles 257 to 263 of the Corporations Law. There will be no preemptive right with regard to the grant and exercise of stock options, under the terms of Section 171, § 3rd of the Corporations Law.

d. Inform whether the subscription will be publicly or private
The subscription will be private since it derives from the Merger of Shares.

e. In case of private subscription, inform if  related parties, as defined by accounting rules related to such matter, will subscribe shares in the capital increase, specifying the corresponding amounts, when such amounts are already known

Pursuant to item 3, above, the Merger of Shares corresponds to the Second Stage of the acquisition process, by the Company, of the shares issued by AUSA. In virtue of the transaction, the managers of Shertis will subscribe, on behalf of its only shareholder, Alphapar, the totality of the Company’s capital increase. Alphapar is not a related party, as currently defined by the accounting rules related to such matter, previously to the Merger of Shares.

f. Inform the issuance price of the new shares or the reasons why its determination shall be delegated to the Board of Directors, in case of public distribution

The total issuance price of the new shares will be of R$ 21,902,489.00, and the only shareholder of Shertis will receive 0,4473369214 common share issued by the Company for each common share issued by Shertis owned by such shareholder.

g. Inform the par value of the issued shares, or, in case of shares without par value, the fraction of the issuance price that will be allocated to the capital reserve account
As described in item 5.a above, R$ 1,619,745.24, shall be allocated to the capital reserve account, pursuant to article 182, § 1, ‘a’, of the Corporations Law.
h. Provide the opinion of the administrators on the effects of the capital increase, specially with respect to the dilution resulting from such capital increase

Pursuant to item 5.f above, the Merger of Shares corresponds to the Second Stage of the acquisition process, by the Company, of the shares issued by AUSA. As a result of the transaction, the managers of Shertis will subscribe, on behalf of its only shareholder, Alphapar, the totality of shares to be issued by the Company in virtue of the increase of its capital stock, which will be paid in by means of the conveyance of the totality of shares representing the capital stock of Shertis to the Company and will integrate the assets of the Company.

As a result of the Merger of Shares, Alphapar will become owner of 9,797,792 shares issued by the Company, representing 2.28% of the capital stock of the Company after such issuance. Considering the book equity value per share, the Merger of Shares represents a dilution of 1.37% of the current shareholders. For more information regarding to the calculation of the dilution, please see item 5.n below.

The management of the Company believes that the dilution resulting from the capital increase does not cause considerable negative effects for the operation of the Company and/or for its current shareholders in view of the Merger of Shares.

i. To inform the calculation criterion for the issuance price and to justify, in details, the economic aspects which have determined such choice

The issuance price of the new shares of the Company will be of R$ 21,902,489.00, corresponding to the book equity value of the totality of shares issued by Shertis to be conveyed to the Company.

In virtue of the criteria established in the Investment Agreement, were conducted independent economic and financial studies of AUSA, as provided for in the Investment Agreement, which resulted in the determination of the amount of R$126,489,500.00 for the equity portion corresponding to 20% of AUSA’s capital stock subject of the Second Stage. Additionally, it was considered the daily arithmetic mean (trading floor days) of the closing price at R$/ Company’s share, in the period from January 28, 2010 to February 22, 2010, both dates included, equivalent to R$12.91/share, determining the number of shares of the Company to be issued.

Considering the full issuance price of the new shares and the number of shares to be issued, it was determined the issuance price of R$2.24/share.

j. In case the issuance price has been determined comprising premium or discount compared to the market value, identify the reason of the premium or discount and explain how it have been determined

The issuance price of the new shares of the Company will be of R$ 21,902,489.00, corresponding to the book equity value of the totality of shares issued by Shertis to be conveyed to the Company. Therefore, no premium/discount resulting from the Merger of Shares will be registered in the financial statements of the Company.

k. Provide copy of all appraisal reports and studies which served for the determination of the issuance price

The Company makes available at the date hereof: (i) economic and financial studies of AUSA; and (ii) appraisal report of Shertis prepared by APSIS Consultoria Empresarial Ltda. (“APSIS”), with basis on Shertis’ special balance sheet drawn at December 31, 2009 and audited by Terco Grant Thornton Auditores Independentes (“Terco”), giving consideration also to the subsequent asset-related effects, deriving from later events.

l. Inform the quotation of each class and type of shares issued by the Company at the markets in which such shares are traded, identifying:
i. Minimum, medium and maximum quotation of each year, in the last three (3) years

	New York Stock Exchange			BOVESPA
	(US$ per ADS)			(R$ per share)
	Maximum	Minimum	Medium	Maximum	Minimum	Medium
2007	20.25	11.55	15.67	17.81	11.25	14.91
2008	23.25	2.71	14.25	19.13	3.43	12.35
2009	18.30	3.67	10.66	15.64	4.35	10.04

ii. Minimum, medium and maximum quotation of each trimester, in the last two (2) years

New York Stock Exchange	BOVESPA
(US$ per ADS)	(R$ per share)
Maximum	Minimum	Medium	Maximum	Minimum	Medium
First trimester 2008	20.75	14.98	17.58	17.3	12.75	15.14
Second trimester 2008	23.25	17.19	19.55	19.13	13.75	16.08
Third trimester 2008	17.80	10.49	14.63	14.10	9.95	12.16
Fourth trimester 2008	12.30	2.71	5.43	11.90	3.43	6.10
First trimester 2009	6.06	3.67	4.78	6.62	4.35	5.57
Second trimester 2009	9.87	5.46	8.10	10.45	6.21	8.38
Third trimester 2009	16.46	8.25	12.99	14.84	8.15	12.05
Fourth trimester 2009	18.30	14.25	16.45	15.64	12.75	14.14
First trimester 2010	16.37	12.73	14.75	14.25	11.61	13.12

iii. Minimum, medium and maximum quotation of each month, in the last six (6) months

New York Stock Exchange	BOVESPA
(US$ per ADS)	(R$ per share)
Maximum	Minimum	Medium	Maximum	Minimum	Medium
October 2009	18.30	14.25	16.47	15.64	12.75	14.26
November 2009	17.52	14.92	16.53	14.78	12.94	14.12
December 2009	17.61	15.24	16.34	14.80	13.28	14.03
January 2010	16.37	12.85	14.64	13.90	12.15	12.97
February 2010	15.42	12.73	14.46	13.79	11.61	13.12
March 2010	16.28	13.71	15.09	14.25	12.06	13.24

iv. Average quotation in the last ninety (90) days

New York Stock Exchange	BOVESPA
(US$ per ADS)	(R$ per share)
Maximum	Minimum	Medium	Maximum	Minimum	Medium
Average last 90 days	16.28	12.72	14.55	14.25	11.60	12.97

m. Inform the issuance prices in the capital increases performed during the last three (3) years

Resolution Date	Administration body of the company which resolved on the increase [2]	Issuance Date	Total Amount of the Increase	Number of Common Shares Issued	Issuance Price Per Share [3]	Criterion for the determination of the price
January 08, 2007	Extraordinary General Shareholders’ Meeting	January 08, 2007	R$134,029,282.00	6,358,616	@R$21.08	Exchange ratio of quotas of the merged company for shares of the Company was determined based on economic valuation of Catalufa Participações Ltda. and on the market value of the shares of the Company
January 17, 2007	Board of Directors	December 26, 2006	R$996,696.19	153,900	Maximum Amount: @R$9.95; Minimum Amount: @R$5.86

Average of the market value of the issued shares of the Company in the 30 trading floor days previous to the grant, by the Board of Directors, of the stock options, monetarily restated and accrued with interests up to 6% per year.

March 15, 2007	Board of Directors	March 15, 2007	R$487,811,792.00	18,761,992	R$26.00	Pursuant to Article 170, §1st of the Corporations Law.
May 23, 2007	Board of Directors	Between March 30, 2007 and May 23, 2007	R$5,216,335.07	507,068	Maximum Amount: @R$25.54; Minimum Amount: @R$5.56

Average of the market value of the issued shares of the Company in the 30 trading floor days previous to the grant, by the Board of Directors, of the stock options, monetarily restated and accrued with interests up to 6% per year.

June 29, 2007	Board of Directors	Between May 09, 2007 and June 25, 2007	R$693,743.29	105,900	Maximum Amount: @R$20.62; Minimum Amount: @R$6.03	Same as the previous item.
August 27, 2007	Board of Directors	Between July 12, 2007 and August 22, 2007	R$51,962.11	2,481	Maximum Amount: @R$ 20.97; Minimum Amount: @R$20.77	Same as the previous item.
December 21, 2007	Board of Directors	Between November 01, 2007 and December 18, 2007	R$1,304,506.68	192,214	Maximum Amount: @R$ 21.93; Minimum Amount: @R$ 6.50	Same as the previous item.

March 04, 2008	Board of Directors	April 08, 2007	R$124,601.85	10,800	R$ 11.53	Same as the previous item.
July 22, 2008 [4]	Board of Directors	Between March 11, 2008 and June 30, 2008	R$7,592,764.94	499,992	Maximum Amount: @R$ 37.86; Minimum Amount: @R$ 6,29	Same as the previous item.
May 11, 2009	Board of Directors	May 04, 2009	R$2,363,148.00	280,800	Maximum Amount: @R$12.78; Minimum Amount: @R$7.31	Same as the previous item.
June 09, 2009	Board of Directors	June 08, 2009	R$697,475.04	94,500	R$7.38	Same as the previous item.
August 24, 2009	Board of Directors	August 24, 2009	R$886,825.94	130,000	R$ 6.82	Same as the previous item.
September 15, 2009	Board of Directors	Between August 27, 2009 and September 03, 2009	R$431,448.95	40,500	Maximum Amount: @R$13.37; Minimum Amount: @R$7.67	Same as the previous item.
December 23, 2009	Board of Directors	Between December 11, 2009 and December 23, 2009	R$5,355,648.22	554,256	Maximum Amount: @R$ 26.00; Minimum Amount: @R$6.73	Same as the previous item.
Convened on December 23, 2009 e reconvened and closed on December 30, 2009	Extraordinary General Shareholders’ Meeting	December 30, 2009	R$388,021,811.42	32,889,563

R$448,844,224.86, from which R$60,822,413.44

were allocated to the formation of capital reserve and the balance, in the amount of

R$388,021,811.42, to the capital stock, being the unit price of issuance, approximately,

R$13.65.

						Exchange ratio of shares of the merged company for shares of the Company was determined based on the negotiation kept with the Special Committee of Tenda and the management of the Company.

March 23, 2010	Board of Directors	March 23, 2010	R$ 925,000,000.00	74,000,000	R$ 12.50

Market value, determined by means of a bookbuilding, which reflects the amount through which investors present their intentions of subscription of shares in the context of the primary public offer of shares.

March 26, 2010	Board of Directors	March 26, 2010	R$ 193,440.64	82,000	R$ 2.36	Exercise price of the options granted by Construtora Tenda S.A. and assumed by the Company, adjusted to the exchange ratio adopted for the merger of shares of Construtora Tenda S.A. by the Company.
March 26, 2010	Board of Directors	March 26, 2010	R$ 138,750,000.00	11,100,000	R$ 12.50

Market value, determined by means of a bookbuilding, which reflects the amount through which investors present their intentions of subscription of shares in the context of the primary public offer of shares.

[2] Os aumentos do capital social decorrentes do exercício de opções de compra de ações ocorrem pelo respectivo exercício por conversão, sem a necessidade de efetiva deliberação do Conselho de Administração, sendo apenas homologados por este órgão, no prazo previsto na Lei das Sociedades por Ações e desde que restritos ao limite do capital autorizado (art. 166, III, Lei das Sociedades por Ações).

[3] O preço de emissão das ações subscritas em decorrência do exercício de opções de compra de ações varia conforme as condições da outorga a que se referem tais opções, estabelecidas nos termos dos programas de opção de compra de ações aprovados pelo Conselho de Administração. Para maiores informações, consultar o item 13.4 deste Formulário de Referência.

[4] Em reunião do CA de 30.09.2008. Retificação do valor do aumento de capital aprovado pelo Conselho de Administração em 22.07.2008 para R$7.546.767,41. Retificação do número de ações ordinárias emitidas no aumento de capital aprovado pelo Conselho de Administração em 22.07.2008 para 499.625 ações ordinárias.

n. Present the percentage of potential dilution resulting from the issuance

Number of issued shares of the Company	419,336,274
Treasury stocks	(599,486)
Number of issued shares of the Company, ex- treasury stocks	418,736,788
Net Equity of the Company on December 31, 2009	R$ 2,325,632,804.85
Book equity value per share	R$ 5.55

Number of shares to be issued, subject of the Merger of Shares	9,797,792
Number of issued shares of the Company, ex- treasury stocks, considering the Merger of Shares	428,534,580
Total amount of the issuance of shares subject of the Merger of Shares	R$ 21,902,489.00
Net Equity of the Company on December 31, 2009, considering the Merger of Shares	R$ 2,347,535,293.85
Book equity value per share, considering issuance of shares	R$ 5.48

Increase (dilution) of the book equity value per share, considering the Merger of Shares	R$ (0.08)
Increase (dilution) by percentage of the book equity value per share, considering the Merger of Shares	-1.37%

Number of issued shares of the Company	419,336,274
Number of shares to be issued, subject of the Merger of Shares	9,797,792
Number of issued shares of the Company, ex- treasury stocks, considering the Merger of Shares	429,134,066
Increase (dilution) by percentage of the equity participation in the capital stock of the Company, considering the Merger of Shares	-2.28%

o. Inform deadlines, conditions and form of subscription and pay in of the shares issued

Since the capital increase will result from the Merger of Shares, the subscription of the new shares to be issued will occur at the date of the Extraordinary General Shareholders’ Meeting of the Company that approves it, and the pay in will occur at the same date by the conveyance to the Company of the totality of shares representing the capital stock of Shertis.

p. Inform whether the shareholders will have preemptive right to subscribe the new shares issued and detail the terms and conditions of such right
According to Article 252, § 1st, of the Corporations Law, shareholders will not have preemptive right to subscribe the capital increase.

q. Inform the management proposal for the treatment of possible remaining shares

There will not be remaining shares since the capital increase will result from the Merger of Shares and will be fully subscribed at the date such transaction is approved.

In its turn, the fractions of shares resulting from the replacement of the shares issued by Shertis, owned by its only shareholder, for shares issued by the Company, shall be rounded downwards to the closest whole number, and the difference shall be paid in cash, by the Company, within five (05) business days counted from the receipt of the proceeds resulting from the sale, at BM&FBOVESPA, of the shares corresponding to that set of fractions.

r. Describe in details the proceedings that will be adopted in case of partial ratification of the capital increase
Not applicable since the capital increase results from the Merger of Shares and will be fully subscribed at the date such transaction is approved.
s. In case the issuance price of the shares is paid, totally or partially, in assets
i. Present complete description of the assets
The capital increase will be a consequence of the Merger of Shares, by means of the conveyance to the Company of the totality of shares representing the capital stock of Shertis.
ii. Clarify the relationship between the assets conveyed to the Company’s equity and its corporate purpose

At the date hereof, the Company is owner of shares issued by AUSA representing 60% of its total capital stock.

Pursuant to item 3, above, the Merger of Shares corresponds to the Second Stage of the acquisition process, by the Company, of the shares issued by AUSA, which conclusion will lead the Company to own shares representing 80% of the capital stock of AUSA.

AUSA is a company which develops the same activities of promotion and development of real state projects developed by the Company and its controlled companies, however, focused on the identification, development and sale of residential condominiums of high quality at Brazilian metropolitan areas.

iii. Provide copy of the appraisal report of the assets, if available

The Company provides at the date hereof the appraisal report of the book equity value of Shertis prepared by APSIS with basis on Shertis’ special balance sheet drawn at December 31, 2009 and audited by Terco, also giving consideration to the subsequent asset-related effects, deriving from later events.

EXHIBIT II

(according to Exhibit 21 of Rule CVM no. 481, dated December 17, 2009)

1. List the valuation experts recommended by the management

The management of the Company recommends APSIS Consultoria Empresarial Ltda. (“APSIS”) to prepare the Appraisal Report, which appointment and hiring will be submitted for ratification of shareholders at the Extraordinary General Shareholders’ Meeting.

2. Describe the capacity of the valuation experts recommended

The Company provides at the date hereof, pursuant to the solicitation provided for in item 3 below, a copy of the Commercial Proposal presented by APSIS, dated as of February 15, 2010, related to the preparation of the appraisal report of Shertis Empreendimentos e Participações S.A., enrolled with the CNPJ/MF under no. 11.039.942/0001-08 (“Shertis”), which terms were accepted by the representatives of the Company on February 17, 2010.

Such proposal contains the description of the activities developed by APSIS and its large experience in consulting services, which is highly acknowledged in the market. Furthermore, such document also contains the standards adopted by APSIS in its activities, as well as a list of its main clients, among them several publicly-held companies.

3. Provide copy of the services proposals and remuneration of the valuation experts recommended

The Company provides at the date hereof a copy of the Commercial Proposal presented by APSIS, dated as of February 15, 2010, related to the preparation of the appraisal report of Shertis, which terms were accepted on February 17, 2010.

4.    Describe any relevant relation existing in the last three (3) years between the valuation experts recommended and related parties to the company, as defined by the accounting rules related to such matter

APSIS rendered, in the last three (3) years, the following services to the Company and its related parties:

In December 31, 2006: Determination of the fair market value for the purchase and sale of the tangible and non tangible assets of AUSA, for purposes of the allocation of the amount of the investment, according to the US GAAP, and instructions presented in the Financial Accounting Standards Board (FASB), Statement of Accounting No. 141, Business Combinations.

In October 25, 2010: Determination of the fair market value for the purchase and sale of the tangible and non tangible assets of EDS HOLDING, for purposes of the allocation of the amount of the investment, according to the US GAAP, and instructions presented in the Financial Accounting Standards Board (FASB), Statement of Accounting No. 141, Business Combinations.

In October 31, 2007: Determination of the fair market value for the purchase and sale of the tangible and non tangible assets of BLUE I, BLUE II, LORIAN and SUNPLACE, for purposes of the allocation of the amount of the investment, according to the US GAAP, and instructions presented in the Financial Accounting Standards Board (FASB), Statement of Accounting No. 141, Business Combinations.

In September 30, 2009: Calculation of net equities of GAFISA and TENDA, assessed the equities of both companies under the same criteria and at the same dates at market value, for purposes of Section 264 of Law no. 6,404, dated December 15, 1976 (“Corporations Law”).

In September 30, 2009: verify the book value of the shares of TENDA for purposes of an increase of the corporate capital of GAFISA, under the terms of Section 8th of the Corporations Law.

EXHIBIT III

II.1 BYLAWS MARKED UP WITH THE AMENDMENT PROPOSED

(according to Rule CVM no. 481, dated December 17, 2009)

EXHIBIT II

II.2. REPORT ON THE AMENDMENT PROPOSED TO THE BYLAWS

(according to Rule CVM no. 481, dated December 17, 2009)

Current Section of the Bylaws	Amendment proposed to the Bylaws	Source/Justification
Article 5. The capital stock is R$ R$2,691,217,592.78, fully paid in and divided into 419,336,274 common shares, all registered, book-entry and without par value.	Article 5. The capital stock is R$[-----], fully paid in and divided into [-----] common shares, all registered, book-entry and without par value.	Merger of Shares of Shertis by the Company.

Explaining note: according to clarification stated at the beginning of this document, the total number of shares and the amount of the capital stock that will be included in such Article also depend on the following events which shall occur previously to the Extraordinary General Shareholders’ Meeting of the Company that will deliberate on the Merger of Shares: (i) possible exercise of stock options by the Beneficiaries of the Stock Option Plans of the Company; and (ii) the result of the deliberations of the Annual and Extraordinary General Shareholders’ Meetings of the Company, already called to April 27, 2010. Therefore, the complete new wording of such Article only will be known after the occurrence of the referred events, reason why it was kept in brackets in this Exhibit the number of shares and the amount of the capital stock of the Company.

EXHIBIT IV

RESTATED BYLAWS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer